[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]
June 9, 2009
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A ONcore Lite II; Pre-Effective Amendment No. 2; File Nos. 811-1978, 333-156430 ONcore Ultra II; Pre-Effective Amendment No. 2; File Nos. 811-1978, 333-156432
Ladies and Gentlemen:
On behalf of the Ohio National Variable Account A (“the Registrant”) and The Ohio National Life Insurance Company (“Depositor”), on May 28, 2009 we submitted for filing pursuant to the Securities Act of 1933, as amended, (“1933 Act”) and the Investment Company Act of 1940, as amended, (“1940 Act”) Pre-Effective Amendment No. 2 and Amendment No. 2 under the 1933 Act and the 1940 Act, respectively, to the Registration Statements on Form N-4/A referenced above.
The purpose of this filing was to respond to comments raised by the Staff based on their review of Registrant’s Pre-Effective Amendment No. 1 on Form N-4/A (File Nos. 811-1978, 333-156430 and 811-1978, 333-156432). Details regarding Registrant’s responses to the Staff’s comments have been forwarded to the Staff via a separate EDGAR correspondence.
The Registrant, its distributor and underwriter Ohio National Equities, Inc. (“ONEQ”), and the Depositor, respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective dates of these filings and that such Registration Statements be declared effective on June 9, 2009 or as soon as practical thereafter. Depositor, Registrant, and ONEQ are aware of their obligations under the 1933 Act.
We acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at 513-794-6278 if you have any questions or need more information.

Sincerely yours,
/s/ Kimberly A. Plante

Kimberly A Plante Associate Counsel

OHIO NATIONAL VARIABLE ACCOUNT A (Registrant)

By THE OHIO NATIONAL LIFE INSURANCE COMPANY (Depositor)
By	/s/ John J. Palmer
John J. Palmer
Vice Chairman

THE OHIO NATIONAL LIFE INSURANCE COMPANY (Depositor)
By	/s/ John J. Palmer
John J. Palmer
Vice Chairman

OHIO NATIONAL EQUITIES, INC. (Distributor and Underwriter)
By	/s/ John J. Palmer
John J. Palmer
President